SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 2)(1)


                                INTELLICORP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   45815310300
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

---------------------                                          -----------------
CUSIP No. 45815310300                 13G                      Page 2 of 6 Pages
---------------------                                          -----------------

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1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WECHSLER & CO., INC.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
   NUMBER OF SHARES   5     SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY             4,037,467 (including 524,032 shares issuable upon
         EACH               exercise of warrants of the Issuer)
        PERSON
       REPORTING
         WITH
                      ----------------------------------------------------------
                      6     SHARED VOTING POWER

                            Not Applicable
                      ----------------------------------------------------------
                      7     SOLE DISPOSITIVE POWER

                            4,037,467 (including 524,032 shares issuable upon
                            exercise of warrants of the Issuer)
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            Not Applicable
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,037,467 (including 524,032 shares issuable upon exercise of warrants of the Issuer)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      19.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a). Name of Issuer:

           INTELLICORP, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

           1975 El Camino Real West
           Mountain View, CA 94040

Item 2(a). Name of Person Filing:

           This Schedule 13G is filed on behalf of Wechsler & Co., Inc. (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           105 South Bedford Road
           Suite 310
           Mount Kisco, NY 10549

Item 2(c). Citizenship:

           New York corporation

Item 2(d). Title of Class of Securities:

           Common Stock, $.001 par value

Item 2(e). CUSIP Number:

           45815310300

Item 3. Type of Reporting Person:

           (a) The Reporting Person is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. Norman J. Wechsler, the majority shareholder, Chairman of the Board and President of Wechsler & Co., Inc. is, accordingly, considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. and has filed a Schedule 13D to report such ownership. All of the equity securities of the Issuer beneficially owned by the Reporting Person were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934).


                               Page 3 of 5 Pages

          (b) - (h): Not applicable

Item 4. Ownership:

          (a)  Amount Beneficially Owned:

          At December 31, 2000, the Reporting Person beneficially owned 4,037,467 shares of Common Stock, 111,042 shares of which are held in its market-making accounts for securities of the Issuer and 3,926,425 shares of which are held in its investment account and including 524,032 shares issuable upon exercise of warrants of the Issuer. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with the Reporting Person.

          (b)  Percent of Class:

               19.0% based upon an outstanding number of 21,224,639 shares

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    4,037,467, including 524,032 shares issuable upon exercise of a warrant of the Issuer.

               (ii) shared power to vote or to direct the vote:

                    Not Applicable

              (iii) sole power to dispose or to direct the disposition of:

                    4,037,467, including 524,032 shares issuable upon exercise of a warrant of the Issuer


                               Page 4 of 5 Pages

               (iv) shared power to dispose or to direct the disposition of:

                    Not Applicable

Items 5-9.          Not Applicable


Item 10.

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2001


                                            WECHSLER & CO., INC.


                                            By: /s/ Norman J. Wechsler
                                                ------------------------
                                                Norman J. Wechsler,
                                                President